MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY DIRECTORS OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by directors of MiX Telematics:

Name of director:	Stefan Joselowitz
Transaction date:	5 March 2016
Class of securities:	Ordinary shares
Number of securities:	1 500 000
Price per security:	R1.12
Total value:	R1 680 000.00
Nature of transaction:	Off-market exercise of share options under the MiX Telematics Group Executive Incentive Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Transaction date:	4 March 2016
Class of securities:	Ordinary shares
Number of securities:	150 000
Highest traded price per security:*	R2.25
Weighted average price per security:	R2.20844
Lowest traded price per security:*	R2.10
Total value:	R331 266.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
 *Highest and lowest traded prices per security on the market on the day.

7 March 2016

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